MarketLife
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Fund UL for Variable Life Insurance

Disclosure Notice
April 27, 2026
A Flexible Premium Variable Life Insurance Policy
This Disclosure Notice provides certain updated information about your MarketLife flexible premium variable life insurance policy (the “Policy”), issued by Brighthouse Life Insurance Company (the ”Company,” or “We,” “Us,” or “Our”). The Policy is no longer available for purchase.
Updated financial statements for the Company and Brighthouse Fund UL for Variable Life Insurance (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF90. The Policy prospectus, dated May 2, 2005, as supplemented, is available and contains more information about the Policy, including its features, benefits, and risks. You can obtain this information at no cost by calling 800-882-1292 or by sending an email request to rcg@brighthousefinancial.com.
The Policy is a complex investment and involves risks, including potential loss of principal. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Surrenders (partial or full) could result in surrender charges and taxes.
The Company’s obligations under the Policy are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these Policies or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary

Cash Surrender Value — the Cash Value less any Outstanding Loans and applicable surrender charges.
Cash Value — the sum of the accumulated value held in the Investment Options plus the Loan Account value.
Cost of Insurance Charge — a charge that reflects the anticipated mortality of the Insured.
Death Benefit — the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.
Deduction Date (or Day) — the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy’s Cash Value.
Fund — a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Fund of the same name.
General Account — an account that consists of the Company’s assets other than those held in any separate account.
Insured — the person whose life is insured under the Policy.
Investment Options — the segments of the Separate Account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Fund.
Monitored Portfolios — certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Monthly Deduction Amount — the amount of charges deducted from the Policy’s Cash Value, which includes Cost of Insurance Charges, administrative charges, and any charges for benefits associated with any Rider(s).
Policy — MarketLife, an individual flexible premium variable life insurance policy.
Policy Month — twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.
Policy Years — each successive twelve-month period; the first beginning with the Policy Date.
Premium Payment — the amounts you send us to be applied to your Policy.
Riders — supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.
Stated Amount — the amount selected by the Policy owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.
Updated Information You Should Consider About the Policy

The information in this section is a summary of certain Policy features that have changed since the Disclosure Notice dated April 28, 2025. This does not reflect all of the changes that have occurred since you purchased your Policy.
On November 6, 2025, Brighthouse Financial, Inc. (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and the Company will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as the Company’s ultimate parent, the Company will continue in its present role as the issuer of your Policy. All of your rights and benefits under your Policy and the Company’s obligations under the Policy will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.

Additional Information Regarding Funds
Certain Funds were subject to a name or other change. The chart below describes these changes in more detail.
Trust/Fund Reorganization
Each of the following Former Funds of the Former Trust has been reorganized into a corresponding New Fund of the New Trust.
Former Trust/Fund	New Trust/Fund
Legg Mason Partners Variable Equity Trust	Lincoln Variable Insurance Products Trust
ClearBridge Variable Large Cap Growth Portfolio	LVIP ClearBridge Large Cap Growth Fund
ClearBridge Variable Large Cap Value Portfolio	LVIP ClearBridge Large Cap Value Fund
Policy Requests and Transactions
The telephone numbers and the addresses of our service center changed effective January 20, 2026. The telephone numbers and the addresses to be used for all inquiries, requests and payments are shown below.
Telephone Fax	(800) 882-1292 (877) 246-8424
General correspondence and servicing requests	Brighthouse Life Insurance Company P.O. Box 4301 Clinton, IA 52733-4301
Loan and premium payments	Brighthouse Life Insurance Company P.O. Box 956067 St. Louis, MO 63195-6067
Claims	Brighthouse Life Insurance Company P.O. Box 4330 Clinton, IA 52733-4330
Transfers
Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers.
High Income Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Loomis Sayles Global Allocation Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
MFS® Research International Portfolio
Templeton Global Bond VIP Fund
Western Asset Core Plus VIT Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About The Policy

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
If, during the first ten Policy Years, or during the first ten Policy Years following an increase in Stated Amount, you fully or partially surrender your Policy, reduce the Stated Amount, or make a change in Death
Benefit option that reduces the Stated Amount, or your Policy lapses, then we will deduct a surrender charge from the Cash Value. The maximum surrender charge will not be greater than 2.54% of the Policy’s
Stated Amount. For example, if your Policy had a Stated Amount of
$100,000 and you surrendered the Policy in Policy Year 1, you could pay a surrender charge of up to $2,540.00.
Fee Tables Policy Charges and Deductions – Charges against Cash Value – Surrender Charges
Transaction Charges	In addition to surrender charges, you may also be charged for other transactions. These charges include a sales charge and a state premium tax charge on Premium Payments.			Fee Tables Policy Charges and Deductions – Charges Against Premium
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including a
Cost of Insurance Charge, a Policy administrative expense charge, a mortality and expense risk charge, a Separate Account expense charge, a charge for any optional Riders added to the Policy, and a Policy loan cost. Certain of these ongoing charges vary in amount depending on the
Insured’s age, risk class, and (except for unisex Policies) sex. You should view the Policy summary page of your Policy for the specific charges applicable to your Policy.

You will also bear expenses associated with the Funds under the Policy, as shown in the following table:
Fee Tables Policy Charges and Deductions – Charges Against Cash Value; Charges Against the Separate Account Appendix A: Funds Available Under the Policy (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Investment options (Fund fees and expenses)	0.13%	1.13%
RISKS
Risk of Loss	You can lose money by investing in the Policy.			Summary of Principal Policy Benefits and Risks – Principal Policy Risks
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur various costs (e.g., a surrender charge) and also possible federal income tax.
Summary of Principal Policy Benefits and Risks – Principal Policy Risks Policy Charges and Deductions
Risks Associated with the Funds
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Funds). Each investment option will have its own unique risks, and you should review these investment options before making an investment decision.
Description of the Company, Separate Account and Funds – The Funds

RISKS
Insurance Company Risks
An investment in the Policy is subject to the risks related to the
Company, including that any obligations, guarantees or benefits are subject to the Company’s claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling (888) 243-1968.
Description of the Company, Separate Account and Funds – The Insurance Company
Contract Lapse
In general, on any Deduction Date that your Policy’s Cash Surrender
Value is not large enough to cover the Monthly Deduction Amount, your
Policy will be in default, and may lapse. Your Policy’s Cash Surrender
Value can be impacted by poor investment performance of the Funds you select. Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy’s Cash Value less the surrender charge.
Additionally, insufficient Premium Payments, withdrawals and Policy charges (including increases in those charges) could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, you may reinstate it within three years from the date the last
Monthly Deduction Amount was paid. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. A Death Benefit will not be paid if the Policy has lapsed.
Lapse and Reinstatement
RESTRICTIONS
Investments	Availability of Funds. We reserve the right to remove or substitute a Fund or limit its availability to subsequent Premium Payments and/or transfers of Cash Value.	Description of the Company, Separate Account and Funds – The Funds
Optional Benefits
Various optional benefits may be available in the form of a Rider to your
Policy. Not all of these Riders may be available to you. In general, these supplemental insurance benefits may be available only to Insureds within certain age ranges and may be subject to certain limitations. We may stop offering an optional benefit at any time.
Other Benefits – Riders (Supplemental Insurance Benefits)
TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the
Policy. Please note that there is no additional tax benefit to you if the
Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Considerations
CONFLICTS OF INTEREST
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Distribution & Compensation
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the Policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
Other Benefits – Exchange Option

Appendix A

Funds Available Under The Policy
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF90. You can also request this information at no cost by calling our TeleService Center at (800) 882-1292 or by sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.96%	17.06%	8.63%	10.70%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	15.88%	7.56%	11.28%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks high total investment return through a combination of capital appreciation and income.	Loomis Sayles Global Allocation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.79%	12.94%	6.52%	9.50%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.81%	22.41%	5.54%	7.57%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.13%	7.93%	1.40%	3.35%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	12.16%	10.39%	10.20%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.93%	9.25%	2.06%	3.97%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	11.50%	3.84%	5.69%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	13.77%	5.55%	7.47%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	15.63%	7.18%	9.22%
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.52%	12.67%	7.45%	9.41%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A#† Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	7.04%	-0.64%	1.75%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.37%	31.02%	8.62%	8.04%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.30%	12.66%	5.99%	9.55%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	10.89%	6.20%	7.44%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	13.29%	10.11%	10.27%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	15.45%	9.37%	14.10%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	7.07%	0.59%	1.82%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.46%	19.02%	12.51%	11.60%
Seeks a high level of current income, while also considering growth of capital.	High Income Portfolio — Initial Class# Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.81%	10.36%	4.22%	5.59%
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.	Templeton Global Bond VIP Fund — Class 1# Franklin Advisers, Inc.	0.50%	16.09%	-0.69%	0.11%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio — Service Shares Janus Henderson Investors US LLC	0.97%	7.41%	7.35%	12.51%
Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain a dollar weighted average effective duration that is normally within 30% of the average duration of the domestic bond market as a whole.	Western Asset Core Plus VIT Portfolio — Class I# Legg Mason Partners Fund Advisor, LLC Subadvisers: Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Company Ltd; Western Asset Management Company Pte. Ltd.	0.54%	7.75%	-1.44%	2.11%
Seeks long-term growth of capital.	LVIP ClearBridge Large Cap Growth Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.74%	8.62%	10.57%	14.46%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	LVIP ClearBridge Large Cap Value Fund — Class I#† Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	10.20%	10.11%	10.01%
Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Mid-Cap Index Portfolio Vanguard Portfolio Management	0.17%	11.54%	8.46%	10.77%
Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	Total Stock Market Index Portfolio Vanguard Capital Management	0.13%	16.93%	12.98%	14.10%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
‡
This Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
†
Not available under all Policies. Availability depends on Policy issue date.

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The prospectus, as supplemented, and statement of additional information ("SAI") dated May 2, 2005 include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at 800-882-1292 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/PUFT/BHF90.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at (800) 289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C00011923 and C000068775